Exhibit 99.168

NexTech AR and BDA, LLC Inc Sign Partner Supply Agreement

Supplier agreement will bring AR technology to Fortune 1000 Companies

New York, NY - Toronto, ON –June 18th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and video conferencing events is pleased to announce that it has signed a partner supplier agreement with BDA, LLC.

BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

BDA. LLC supports high-profile global brands such as Coca-Cola, Sony, AT&T, NFL, Ford, Starbucks, GE, Kellogg’s, HBO and many more by creating high-quality custom merchandise, through e-commerce, and omni-channel programs with integrated marketing campaigns that connect and engage their customers, B2B partners and employees will work under this supplier agreement on bringing cutting-edge AR technology to BDA’s blue chip Fortune 1000 customers.

Evan Gappelberg CEO of NexTech comments, “We are super excited to partner with BDA as they leverage our full AR technology stack into their long standing business relationships starting with the NHL, NBA, MLB, and NFL. This partnership is creating a win-win for both BDA, LLC, NexTech and their customers”. He continues, “BDA, LLC over the past thirty years has built a diverse blue chip base of customers, who all could benefit from the transformative power of our expansive AR solutions which are now being introduced to them, including our white label ARitize app, WebAR, AR product demos, 3D/AR ads, InfernoAR for virtual conferences and more”.

About BDA

Bensussen Deutsch & Associates, LLC (BDA), is an award-winning modern Merchandise Agency™ for iconic brands, providing customized marketing, merchandising, e-commerce and fulfillment solutions for major sports and entertainment properties and Fortune 1000 enterprises. A global firm with over 35 years of experience, BDA operates out of over 60 domestic and eight international offices. Clients like Dell, ExxonMobil, The Home Depot, Johnson & Johnson, and Major League Baseball rely on BDA to activate, motivate and promote their events, employees and brands. For more information on the power of merchandise, visit www.bdainc.com.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry's first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.